EXHIBIT 99.7 Media release

Rio Tinto spends more than A$15.3 billion with Australian suppliers

17 March 2023

MELBOURNE, Australia--(BUSINESS WIRE)-- Rio Tinto increased its spend with Australian suppliers to more than A$15.3 billion in 2022, as part of the company’s ongoing commitment to support communities where it operates.
This was an increase of almost 9 per cent on the previous year and was spent with more than 6,200 businesses, including Australian owned and operated businesses and locally owned and managed branches of global companies. The spend helped support tens of thousands of Australian jobs and delivered a significant economic contribution to communities across the country.
As part of this spend, more than A$565 million was spent with Indigenous businesses across Australia – an increase of 40 per cent on the year before.
Rio Tinto Chief Executive, Australia, Kellie Parker said, “Supporting local businesses in the communities where we operate is a key priority for Rio Tinto.
We strive to employ local people, buy local products and engage local services – especially from Indigenous, small and regional businesses.
We are working hard to improve our approach to Indigenous business development and engagement in Australia, and while there is still more work to do, last year we significantly increased our spend with Indigenous suppliers.
We couldn’t do what we do without our local supplier partners and having good relationships with them helps us find better ways to provide the materials the world needs and innovate to decarbonise our operations.”
Notes to the editors
Rio Tinto engages with more than 20,000 suppliers globally.
In 2022, Rio Tinto increased its global spend with suppliers to US$22.5 billion, up from US$19.8 billion in 2021.

    1 / 2

View source version on businesswire.com: https://www.businesswire.com/news/home/20230316005443/en/

Contacts
Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118	Media Relations, Americas Simon Letendre M +514 796 4973 Malika Cherry M +1 418 592 7293
Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877	Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

riotinto.com
    2 / 2